Exhibit 2

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202) 661-6367, JBirnbaum@BGRPR.com

Crest Financial Takes First Step to Perfect Appraisal Rights of Clearwire Shares

Glass, Lewis Agrees with Crest to Reject Sprint-Clearwire Merger

Crest Recommends That All Holders Vote “AGAINST” Merger Proposal

HOUSTON, May 10, 2013—Crest Financial Limited, the largest of the independent, minority stockholders of Clearwire Corporation (NASDAQ: CLWR), has told its brokerage firms to take all necessary steps to perfect Crest’s rights under Section 262 of the Delaware General Corporation Law to seek appraisal for the common stock of Clearwire Corporation that it beneficially owns.

The Delaware law permits Clearwire shareholders electing to exercise their appraisal rights to ask the Delaware Court of Chancery to determine the fair value of their Clearwire common stock if the Sprint-Clearwire merger is consummated and certain other conditions are satisfied. The law states that a Clearwire stockholder that votes FOR the Sprint-Clearwire merger cannot elect to exercise its appraisal rights.

David Schumacher, general counsel of Crest, said: “Crest will vote AGAINST the proposed Sprint-Clearwire merger. We are taking this action today to preserve our rights to an appraisal by the Delaware court. The law prevents Clearwire stockholders that vote FOR the merger from seeking fair value for their shares through an appraisal action. Therefore, those Clearwire shareholders that vote FOR the merger will not be able to participate in, or benefit from, a recovery in any appraisal action. We are optimistic that the court will decide that the fair value of Clearwire’s common stock is significantly higher than the $2.97-a-share that Sprint is offering for it.”

Crest has long argued that the price Sprint Nextel Corporation is offering to pay Clearwire stockholders for their shares is highly inadequate, that the merger was structured in a way that unfairly disadvantages minority stockholders and that Clearwire would be better off if it remained a stand-alone company.

Crest also commended Glass, Lewis & Co., a leading proxy advisory firm, for its recommendation urging that Clearwire stockholders vote against the proposed merger with Sprint. Crest said is strongly disagreed with the view of ISS that the Sprint-Clearwire merger should succeed.

Schumacher said: “Crest Financial strongly disagrees with the recommendation of ISS. As we have said and, we believe, demonstrated, Clearwire would be far stronger and would provide more value for its shareholders if were to remain a stand-alone company. We believe that Clearwire’s board and management have agreed to sell Clearwire at a price that significantly undervalues Clearwire’s spectrum assets and they have not acted in the best interests of Clearwire’s stockholders other than Sprint.

“In sharp contrast, Glass, Lewis & Co., an important proxy advisory firm, agrees with Crest that Sprint’s offer is not the best possible alternative available to Clearwire and its shareholders, that Sprint’s offer undervalues Clearwire and that stockholders of Clearwire should reject the Sprint merger offer. We are particularly baffled by ISS’s analysis regarding the actions of the Clearwire board in seeking alternatives when Charlie Ergen of DISH Network, who provided Clearwire with a possible alternative to the Sprint transaction, yesterday characterized DISH’s dealings with the Clearwire board as a game of ‘Whac-a-Mole,’ in which ‘every time we answered a question, something else popped up.’”

Masayoshi Son, Chief Executive of SoftBank, has made a number of public statements recently regarding the SoftBank-Sprint merger and the Sprint-Clearwire merger. It was reported in a Dow Jones Newswire story that Son would not expect Sprint to allow Clearwire’s board to consider bankruptcy and that Sprint would continue to finance Clearwire after a negative vote. Following this report, Crest’s Schumacher said: “Crest firmly believes that the Clearwire board must act in the best interests of all Clearwire shareholders. We believe that Son’s statements demonstrate that, if the Clearwire shareholders reject the Sprint-Softbank merger, SoftBank and Sprint intend to use Sprint’s position as Clearwire’s majority shareholder to make decisions regarding the future of Clearwire that are in the best interests of only Sprint and SoftBank and not in the best interests of all Clearwire shareholders. If Clearwire’s shareholders reject the Sprint-Clearwire merger as we expect, Crest will aggressively protect its rights as a minority shareholder in Clearwire.”

Schumacher concluded: “Crest will continue to aggressively wage its proxy fight against the Sprint-Clearwire merger. We are extremely pleased with the number of holders who have reached out to us in support of our efforts. Over the next week, Crest looks forward to speaking to all holders to urge them to use the GOLD proxy card and vote “AGAINST” the Sprint-Clearwire merger.”

D.F. King & Co, Inc. has been retained by Crest to assist it in the solicitation of proxies in opposition to the merger. If stockholder have any questions or need assistance in voting the GOLD proxy card, please call D.F. King & Co. at (800) 949-2583. The proxy statement can be found at http://www.dfking.com/clwr.

About Crest Financial Limited

Crest Financial Limited (“Crest”) is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the “Participants”) have filed a definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement will be mailed to the stockholders of Clearwire on or about May 6, 2013. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, WHICH IS AVAILABLE NOW, AND THE PARTICIPANTS’ OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement is also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

SOURCE: Crest Financial Limited